UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ___)*

                        First International Bancorp, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                    32054Q100
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                                 (CUSIP Number)

                               Bonnie J. Roe, Esq.
                             Day, Berry & Howard LLP
                              One Canterbury Green
                             Stamford, CT 06901-2047
                                 (203) 977-7300
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 31, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].


-----------------
    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

                               SCHEDULE 13D
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CUSIP No. 320 54Q 100                                          Page 2 of 5 Pages
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    1     NAME OF REPORTING PERSONS

          Cheryl A. Chase Grantor Trust
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS
          OO
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    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)
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    6.    CITIZENSHIP OR PLACE OR ORGANIZATION
          Connecticut
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      NUMBER OF         7   SOLE VOTING POWER
 SHARES BENEFICIALLY        0 shares
       OWNED BY       ----------------------------------------------------------
         EACH           8   SHARED VOTING POWER
      REPORTING             32,039 shares
        PERSON        ----------------------------------------------------------
         WITH           9   SOLE DISPOSITIVE POWER
                            0 shares
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            32,039 shares
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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,039 shares
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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
                                                                             [X]
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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4%
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    14.   TYPE OF REPORTING PERSON*
          OO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer:

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of First International Bancorp, Inc. a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Commercial Plaza, Hartford, CT 06103.

Item 2.     Identity and Background:

            (a) This statement is filed on behalf of The Cheryl A. Chase Grantor Trust ( the "Reporting Person"). The address of the Reporting Person is: c/o Chase Enterprises, One Commercial Plaza, Hartford, CT 06103.

            (b) Kenneth N. Musen and Cheryl A. Chase are joint trustees of the Reporting Person (the "Trustees"), of which Cheryl A. Chase and her children are beneficiaries.

            (c) The Trustees have not been convicted in a criminal proceeding during the last five years.

            (d) The Trustees have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

            (e) The Reporting Person was established under the laws of the state of Connecticut.

Item 3.     Source and Amount of Funds or Other Consideration

     On August 31, 2000, Cheryl Chase contributed 32,039 shares of Common Stock to the Reporting Person.

Item 4.     Purpose of Transaction:

     The Reporting Person holds these shares of Common Stock of the Issuer as an investment in the Issuer. Although the Reporting Person has not formulated any definitive plans, it may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when it deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any securities of the Issuer, in light of developments in the affairs of the Issuer, market prices of the Issuer's securities, market conditions and other factors.

     Except as indicated in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer:

     The Reporting Person owns 32,039 shares of Common Stock of the Issuer. These shares constitute 0.4% of the 8,270,699 shares Common Stock outstanding on November 10, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2000.

     This Schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Person expressly declares that the filing of this Schedule shall

                               Page 3 of 5 Pages
not be construed as an admission that it is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 1,019,047 shares of Common Stock, or 12.3% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Arnold L. Chase, (ii) 815,641 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Cheryl A. Chase, (iii) 138,169 shares of Common Stock, or 1.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by David T. Chase,
(iv) 1,355 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned as of December 31, 2000, jointly by Arnold L. Chase and Sandra M. Chase, the spouse of Arnold L. Chase, (v) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Arnold Chase Accumulation Trust I, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vi) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Arnold L. Chase Accumulation Trust II, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Cheryl A. Chase Accumulation Trust I, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (viii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Cheryl A. Chase Accumulation Trust II, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (ix) 816,500 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Cheryl A. Chase Family Spray Trust, a trust of which Kenneth N. Musen is the trustee and Cheryl A. Chase and her children are the beneficiaries, (x) 182,522 shares of Common Stock, or 2.2% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Darland Trust, a trust of which Rothschild Trust Cayman Limited is trustee and Cheryl A. Chase and her children are the beneficiaries, (xi) 816,500 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Arnold L. Chase Family Spray Trust, a trust of which Kenneth N. Musen is the trustee and Arnold L. Chase and the children of Arnold
L. Chase are beneficiaries, (xii) 55,000 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by DTC Holdings Corporation ("DTCHC"), a company which is owned and controlled by the Chase family as described below, or (xiii) 200,000 shares of Common Stock, or 2.4% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family.

            DTCHC, formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D. T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of DTCHC and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (42.34%), Rhoda L. Chase (6.30%), Arnold L. Chase (4.21%), Cheryl A. Chase (7.58%), Arnold Chase Accumulation Trust I (3.65%), Arnold Chase Accumulation Trust II (7.57%), Cheryl A. Chase Accumulation Trust I (3.32%), Cheryl A. Chase Accumulation Trust II (6.53%), five trusts for the benefit of Arnold Chase's children of which Stanley N. Bergman and Arnold Chase are co-trustees (6.06% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (6.06% in the aggregate), The Dara Freedman Grantor Trust for the benefit of Dara Freedman of which Kenneth Musen is trustee (1.75%), and The Sandra Chase Grantor Trust for the benefit of Sandra Chase and her children of which Kenneth Musen is trustee (4.63%).


                               Page 4 of 5 Pages

     The Reporting Person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the Reporting Person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

     There is no contract, arrangement, understanding or relationship between the Reporting Person and any other person, with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits

            Not applicable


                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2001
                                     Cheryl A. Chase Grantor Trust

                                     By:  /s/ Kenneth N. Musen
                                     -------------------------
                                     Kenneth N. Musen
                                     Trustee


                               Page 5 of 5 Pages